

MANATRON

2007 Annual Report

For fiscal 2007, Manatron continued to focus on becoming the national leader in property software solutions and on our goal of producing sustainable, predictable and dependable operating results.


Profitability restored.

Manatron, Inc. is focused on providing software and services to enable state and local governments in North America to completely, fairly and efficiently assess real and personal property, and to bill and collect the related property taxes in their jurisdictions. The Company's software manages the entire property life cycle, which includes deed recording, land records, GIS integration, valuation, assessment administration, personal property, business licenses, cashiering, tax billing and collection, delinquent and tax sales and e-government.

Throughout its history, Manatron has successfully completed hundreds of conversions for our customers from legacy to modern software solutions including client/server and Web-based solutions. Even though most of the industry has encountered great difficulty in transitioning to an Internet-centric, service-oriented architecture (SOA), Manatron has not. Manatron has been able to successfully deploy industry leading, innovative solutions based on an SOA platform—a platform that allows our customers to rapidly adapt, utilize and successfully respond to new opportunities and challenges.


Select New
Contracts

Through our GRM solution, Manatron is recognized across the country as the technology leader in the national, enterprise-level, integrated property tax system market. Leading jurisdictions throughout North America have chosen Manatron to become part of their team. They recognize that with a solution provider who shares their priorities and values, they can rest easy knowing they will be able to safely navigate through the turbulence of change.

Continued Success in Core Markets

As we continue our success in the deployment of GRM and acquisition of new customers across the country, Manatron is well aware that core market stability and growth is vital to our overall success. The satisfaction of these key Manatron customers will be integral to the future success of the Company. Manatron knows that providing our customers access to the latest technology is key to their ongoing success. We continue to make heavy investments in the development of our core market products, as well as furthering our foothold by upgrading legacy customers and establishing new clients.



$10.2M
in recurring software support and maintenance
$12.7M
license fees and professional services
$22.9M
Revenue
in core markets

In fiscal 2007, Manatron generated $22.9 million of revenue in our current core markets of Florida, Ohio and Indiana alone. This included $10.2 million in recurring software support and maintenance revenue and $12.7 million in license fees and professional services.


Other New Contracts
Over $1M
of new business
in Indiana
$1.2M
contract with
Clinton County,
Pennsylvania
$3.4M
contract with
Sedgwick County,
Kansas
$1.1M
contract with
Unified Gov't of Wyandotte
County/Kansas City, Kansas
$1.3M
contract with
Beaufort County,
South Carolina

Throughout the company, Manatron employees have committed themselves to the following two objectives: showing consistent, profitable results and establishing Manatron as the undisputed leader in providing integrated property software and solutions. With focused energy, we have shown a high level of achievement in both of these areas.

In fiscal 2007, Manatron achieved 15% revenue growth over fiscal 2006. Our financial results continue to improve steadily and the $5.3 million increase in net income in fiscal 2007 strongly suggests that we are headed in the right direction.

41,795,564	36,324,396	40,154,825	38,455,296	40,387,265
1,211,432	(6,894,822)	1,335,662	2,794,799	2,063,113
946,080	(4,316,659)	2,365,654	4,585,705	1,510,322
4,251,883	(3,583,913)	6,198,467	8,847,534	3,788,805

Manatron is currently working in some of the most forward-thinking jurisdictions in the country. From Washoe County, NV (Reno) to Minnesota to the City of Virginia Beach, VA, these jurisdictions have chosen to work with Manatron due to our ability to provide innovative and up-to-date technology and because of our dominant and visionary position in the property tax market.

*Earnings Before Interest, Income Taxes, Depreciation and Amortization


To Our
Shareholders,
Customers
and Employees

Our results speak for themselves.

Fiscal 2007 was a rebound year for Manatron. It was a year in which we needed to reestablish confidence with our shareholders and employees in our direction and ability to execute. We did just that. We are pleased with our progress throughout the year, and the momentum we are carrying into fiscal 2008.

Our revenue for fiscal 2007 was approximately $41.8 million, an improvement of over $5 million, or 15%, versus fiscal 2006. This increase was driven by the ASIX acquisition, which we completed on February 1, 2006, and significant organic growth as our software license fees increased by 100% compared to the prior year. Our recurring revenue currently stands at nearly $22 million on an annualized basis, reflecting $5 million of growth in the last eighteen months. As a result of this revenue growth and our shift in focus from heavy investment to profitability, our gross profit margin increased by 183 basis points to 48.9% for the year and our pretax income improved by over $8 million.

Pretax income for the year was $1.4 million and net income was $946,000 or $0.19 per diluted share. We were also pleased to report that our cash balances increased by $3.3 million to $7.6 million at year end, and this was after paying down acquisition-related debt of nearly $3 million and repurchasing approximately $500,000 of our stock. Our sales pipeline has rebounded to a much healthier level, resulting in $20.6 million of sales for fiscal 2007 and an increased software-related backlog at year end. This has positioned us well as we head into fiscal 2008, and the pipeline continues to expand.

There were many key drivers to our results for fiscal 2007. We gained traction in our current markets, which delivered ahead of our expectations. Ohio continues to be a very bright spot, as we have turned the investment corner, are upgrading many of our clients to our new software and are completing these implementations in about 90 days. This increased turnaround time allowed us to take on more implementations with the same capacity. Florida, Georgia, Indiana, Missouri, and Oregon were also bright spots as we added several new-name accounts in those markets.

Our GRM solution has continued to gain key market share and brand identity across the country, as we added both Kansas and South Carolina to our growing portfolio of markets. We have opened 11 new markets during the last three years of which nine have been as a result of GRM sales. As we have noted many times, our GRM suite is a configurable solution, allowing us to leverage our investment and gain economies of scale as we cross state boundaries. In addition, all GRM sales to-date for the Company have been new-name accounts, which expand our recurring revenue base as they go live on the solution. The City of Virginia Beach just went live on GRM in July of 2007, adding an anchor account in Virginia and another key reference site for national sales prospects. The total number of live GRM implementations currently stands at eight and we expect to add several more in Kansas, Minnesota, Nevada and South Carolina during fiscal 2008.

We are extremely pleased with the seamless integration of ASIX into the Manatron organization and business process. Many of the subject matter experts are involved in our key GRM projects and are providing excellent support in our other markets.

This level of success did bring with it new challenges. Constellation Software, an aggregator of software companies, made two unsolicited tender offers looking to acquire Manatron at what our Board considered a discounted price. We rejected both offers, telling the investment community that we believe there is significantly more value left to be created.

Our holistic investment behind the Manatron brand has clearly positioned us as the national leader in property tax solutions. As we look toward fiscal 2008 and beyond, we believe we have the opportunity to leverage the successes of 2007 and further strengthen our company. At a high level, our goals are to increase our national presence, further build our backlog, and add to our recurring revenue base. We are committed to improving our EBITDA and building shareholder value.

For fiscal 2008 and beyond, we have defined the following key pillars to our growth strategy:

1. Continue solid business delivery in current markets, including new sales in those markets.
2. Continue to aggressively extend sales in existing GRM markets and pursue new markets, including California, which makes up approximately 15% of the nation's total parcels.
3. Execute current GRM projects efficiently and effectively building key national reference accounts and leveraging scale.
4. Pursue strategic acquisitions, ensuring they are immediately accretive.

Our approach across each of these pillars is to execute with an unmatched intensity across the industry. Today, more than ever, we believe we have the right product offering for the market. Our people possess over 3,000 person-years of property tax experience, which allows our clients to successfully process over $60 billion in property tax bills annually. Only Manatron has this breadth or depth of experience.

In closing, we will aggressively leverage our strategic and competitive advantages and communicate the value proposition of our offering to continue to win new business. We are proving our conviction of producing sustainable, predictable, and dependable operating results. Results speak louder than words, and Manatron, through the collective efforts of our employees, is delivering.

Thank you for your interest, commitment, and confidence in Manatron. We look forward to building on our success during fiscal 2008.

Sincerely,



G. William McKinzie
President & COO



Paul R. Sylvester
CEO & Co-Chairman of the Board



Randall L. Peat
Chairman of the Board

9

Select Financial Data

The following table sets forth selected financial data of the Company for the last five fiscal years. It has been derived from and should be read in connection with the Company's Consolidated Financial Statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	2007	2006	2005	2004	2003
Net revenues	$41,795,564	$36,324,396	$40,154,825	$38,455,296	$40,387,265
Gross profit	20,428,595	11,129,556	17,512,270	17,749,540	17,369,526
Income (loss) from operations	1,211,432	(6,894,822)	1,335,662	2,794,799	2,063,113
Pre-tax income (loss)	1,396,871	(6,716,914)	3,846,654	7,017,705	2,290,322
Net income (loss)	946,080	(4,316,659)	2,365,654	4,585,705	1,510,322
Diluted earnings per share	0.19	(0.97)	0.53	1.06	0.38
Cash and short-term investments	$ 7,057,403	$ 3,714,685	$ 7,949,049	$10,125,370	$10,349,165
Total assets	41,333,652	44,421,964	37,801,200	32,882,639	31,330,567
Shareholders' equity	24,516,587	23,042,801	23,640,545	20,295,953	15,050,582
Book value per share[1]	4.82	4.53	5.28	4.75	3.64

(1) Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding and total shares pending issuance at the respective year ends.



Management's Discussion and Analysis of Financial Condition and Results of Operations

The following section provides a narrative discussion about Manatron's financial condition, changes in financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company enters into contracts with customers to license or sell application software, third-party software, hardware and related professional services, such as data conversion, installation, training, project management, appraisal services, consulting services and post-contract maintenance and support ("PCS").

The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a software arrangement, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered elements based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software and hardware components of the contract.

Certain of the Company's software arrangements involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these arrangements, software revenue is recognized when the installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection, and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies is recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, enhancements and rights to upgrades on a when-and-if available basis. These support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for Future Services, as reflected in the accompanying consolidated balance sheets, includes PCS and other services that have been billed to the customer in advance of performance.

For arrangements that include customization or modification of the software, or where software services are otherwise considered essential, or for software that is not generally available, revenue is recognized using contract accounting. Revenue from these arrangements is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2007 and 2006, the reserves for contract losses, as well as billed retainages outstanding associated with revenue that has been recognized, were $393,000 and $979,000, respectively.

For its appraisal service projects, the Company recognizes revenue using the proportional performance method as the Company believes that each of its projects result in one ultimate deliverable, the appraised values of all properties defined within a given contract, and due to the fact that many of these projects are implemented over a one to three-year period and consist of various activities. Under this method of revenue



recognition, the Company identifies each activity for the appraisal project with a typical project generally calling for planning, data collection, data verification, data input, project management, abstracts and hearings. The costs for these activities are determined and the total contract value is then allocated to each activity based on the proportion of the budgeted cost for a given activity divided by the total budgeted cost for a project. Revenue recognition occurs for each activity based upon the proportional performance method, driven primarily by output measures such as parcels or hearings complete. Actual costs are expensed in the period in which they occur.

Since the timing of billings does not always coincide with revenue recognition, the Company reflects Revenues Earned in Excess of Billings and Retainages, as well as Billings in Excess of Revenues for contracts in process at the end of the reporting period, as reflected in the accompanying consolidated balance sheets.

Reserves against Accounts Receivable and reserves against Revenues Earned in Excess of Billings and Retainages are established based on the Company's collection history and other known risks associated with the related contracts. These reserves contain a general provision of 2%, as well as a specific provision for accounts the Company believes will be difficult to collect. Because of the nature of its customers, which are predominantly governmental entities, the Company does not generally incur losses resulting from the inability of its customers to make required payments. Alternatively, customers may become dissatisfied with the functionality of the software products and/or the quality of the services provided and as a result may withhold payment until they are satisfied. Management reviews significant past due accounts receivables on a quarterly basis and the related adequacy of the Company's reserves. As of April 30, 2007 and 2006, the Company's reserves for uncollectible accounts receivable and revenues earned in excess of billings and retainages were $710,000 and $527,000, respectively.

The Company's contracts do not typically contain a right of return or cancellation. For those that do, management reviews the adequacy of the Company's reserves for returns or cancellations on a quarterly basis. As of April 30, 2007 and 2006, these reserves for returns were not material.

Notes Receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes ranges from 8% to 10%. The Company recognizes revenue for these contracts when the related elements are delivered, as the contract terms are fixed and determinable, and the Company has a longstanding history of collecting on the notes under the original payment terms without providing concessions. In addition, certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards No. 13, "Accounting for Leases." However, the Company's leasing activities are not a material part of its business activities and, accordingly, are not separately presented in the accompanying consolidated financial statements.

The Company has approximately $12 million of goodwill recorded as of April 30, 2007 related to prior acquisitions. As more fully described in Note 2 of the Notes to Consolidated Financial Statements, goodwill is required to be reviewed for impairment at least annually and as indicators of impairment occur. The annual evaluation of goodwill impairment requires the use of estimates about the future cash flows of each reporting unit to determine estimated fair values. Changes in forecasted operations and changes in discount rates can materially affect these estimates. The annual tests performed by the Company indicated that there is no impairment of goodwill.

As more fully described in Note 1 of the Notes to Consolidated Financial Statements, the Company capitalizes software development costs incurred subsequent to the establishment



of technological feasibility on a specific software project. This intangible asset is amortized over an estimated useful life of not greater than five years. The unamortized balance of capitalized software is reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable by calculating the net realizable value for each respective product. The net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of completing and disposing of that product. Changes in forecasted operations, driven primarily by market trends and customer demand, can materially affect the estimates of net realizable value.

Effective May 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment" ("SFAS 123(R)") using the modified-prospective-transition method. Under SFAS 123(R), a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date, with such cost recognized over the applicable vesting period. As a result of the current year adoption, the Company incurred approximately $266,000 of additional compensation expense for the year ended April 30, 2007.

RESULTS OF OPERATIONS: FISCAL YEAR 2007
COMPARED TO FISCAL YEAR 2006

The Company's business is focused on providing software and services to enable state and local governments in North America to completely, fairly and efficiently assess real and personal property, and to bill and collect the related property taxes in their jurisdiction. The Company's software manages the entire property life cycle, which includes deed recording, land records, GIS integration, valuation, assessment administration, personal property, business licenses, cashiering, tax billing and collection, delinquent and tax sales and e-government.

The Company's revenues are primarily generated from software license fees, professional services and sales of hardware and supplies. Professional services consist of software maintenance, data conversions, installation, training, project management, hardware maintenance, forms printing and processing, appraisal services and consulting services.

For simplicity purposes, many of the numbers described below are rounded; however, the percentage variations are based upon the actual amounts.

Total net revenues of $10.1 million and $41.8 million for the three months and year ended April 30, 2007 increased by $171,000 or 1.7% and by $5.5 million or 15.1%, respectively, in comparison to the $9.9 million and $36.3 million of net revenues that were reported for the three months and year ended April 30, 2006. These increases were primarily due to increases in the Company's application software license fees and recurring software maintenance fees offset by a decrease in professional services revenues.

Application software license fees increased by $856,000 to $1.3 million for the three months ended April 30, 2007 versus the $455,000 of software license fees that were recognized for the three months ended April 30, 2006. For the year, application software license fees increased by $2.7 million to $5.3 million from $2.7 million for the year ended April 30, 2006. These increases were driven by several property tax implementations in the Company's core markets of Florida, Indiana and Ohio during fiscal 2007, as well as the continued execution of the Company's GRM® implementations in Minnesota, Nevada, South Carolina, Tennessee and Virginia.

Recurring software maintenance fees increased by $511,000 or 11.9% to $4.8 million for the three months ended April 30, 2007 and by $3.5 million or 23.5% from $14.7 million to $18.1 million for the year ended April 30, 2007 versus the prior year comparable periods. These increases are due to three factors.



First, the acquisitions of Plexis on November 1, 2005 and ASIX on February 1, 2006, contributed $2.0 million of new maintenance revenues for the year ended April 30, 2007. Second, annual price increases on the Company's software maintenance contracts initiated in the prior year primarily took effect January 1, 2007 resulting in an increase in maintenance revenue of approximately $325,000 and $433,000 for the three months and year ended April 30, 2007 over the prior year comparable periods. Finally, new software maintenance has been initiated on several new GRM® implementations, as well as a number of other new accounts in the Company's current markets.

Professional services revenues decreased by $803,000 or 18.0% to $3.7 million for the three months ended April 30, 2007 versus $4.5 million for the fourth quarter in the prior fiscal year. For the year ended April 30, 2007, professional services revenues decreased by $182,000 or 1.1% to $16.7 million from $16.9 million for the prior fiscal year. These decreases were due to a reduction in appraisal services revenues. Appraisal services revenues decreased by $918,000 and $1.9 million for the three months and year ended April 30, 2007, respectively, versus the prior year comparable periods because of the cyclicality of that work, as well as increased competition for these services.

Software license fees and professional services revenues can vary significantly from quarter to quarter or year to year, as they are primarily driven by the Company's backlog, new sales, the timing of the related software implementations and the cyclicality of certain markets. In addition, many of the larger and more complex jurisdictions, which the Company is now able to pursue due to its new product and business strategy, often take more than a year to fully implement and a number of these contracts are accounted for using the percentage of completion method, which results in the license revenues being recognized over the implementation period.

As of April 30, 2007, the Company's backlog for software license fees and professional services was $21.0 million compared to $23.0 million at April 30, 2006. It should however be noted that the amounts for both periods include $2.8 million related primarily with the second phase of the project with the City of Baltimore that the Company believes may not be realized in the future. The decrease in backlog versus the prior year is primarily due to a reduction in appraisal services sales and backlog during fiscal 2007.

The Company's total sales for fiscal 2007 were actually $1.6 million greater than the amount of contracts signed during fiscal 2006. Total sales or signed contracts for the twelve months ended April 30, 2007 totaled $20.6 million versus $19.0 million for the year ended April 30, 2006. The majority of the increase is due to new name accounts recently signed such as Vigo County, Indiana; Sedgwick County, Kansas; Wyandotte County, Kansas; Clay County, Missouri; four counties in Oregon; Clinton County, Pennsylvania; Beaufort County, South Carolina; and a number of upgrades in the Company's core markets of Florida, Indiana and Ohio. These backlog amounts are exclusive of the Company's recurring revenue from software maintenance, hardware maintenance and printing and processing contracts, which currently approximates $21.7 million on an annualized basis.

The GRM® suite of software is a web-based, feature-rich, fully-integrated enterprise-level solution that has enabled Gwinnett County, Georgia; Kenai, Alaska; and several counties in Idaho to replace their legacy systems and to realize significant efficiencies and cost savings, provide more and modern services to their constituents and, in most cases, to collect additional tax revenues, which will help to offset the cost of the GRM® system. The rollout of this new, next generation national product has been a key pillar in the Company's growth strategy. It is providing a competitive edge in the market as few, if any, other companies currently have a similar product suite.



Historically, the Company had unique tax products for each state that it did business in. This required separate sales, marketing, development, and support initiatives. The Company expects to realize significant cost savings and economies of scale as it continues to market and implement GRM®.

Cost of revenues decreased by $2.1 million or 30.4% from $6.8 million to $4.7 million for the three months ended April 30, 2007 versus the prior year quarter. Cost of revenues for the year ended April 30, 2007 decreased by $3.8 million or 15.2% from $25.2 million to $21.4 million even though revenues were $5.5 million greater than the revenues posted for the prior year.

These decreases in cost of revenues were driven by four factors. First, the Company completed a restructuring effective April 26, 2006 (see Note 11 of Notes to the Consolidated Financial Statements), which has resulted in lower labor costs. In addition, the reduction in appraisal services revenues has also resulted in a decrease in the Company's payroll expense.

Second, outsourced labor has decreased by $666,000 and $1.4 million for the three months and year ended April 30, 2007, respectively, versus the prior year comparable periods, primarily because the prior year amounts included significant contracted labor expense related to the City of Baltimore implementation. As noted in prior filings, the City of Baltimore had delayed its "go live" date several times and in June of 2006, made the decision to delay once more until January 2007. This project evolved into a custom build solution versus the Commercial-Off-The-Shelf (COTS) product initially purchased. As a result, the Company has continued its negotiations with Unisys (the prime contractor) to address how the Company will be compensated for out-of-scope work performed since March 1, 2006. The Company released all subcontractors associated with the project and will not resume work until an agreement is in place to compensate the Company for prior work and any additional work to be performed in the future. The Company has not incurred any internal or external labor expense on this project since August 1, 2006, but did incur $352,000 of outsourced labor with no associated revenue during the first quarter of fiscal 2007.

Third, effective May 1, 2006, the Company extended the useful life of its capitalized GRM® software development from three years to five years. Since GRM® is a national product, which will be implemented in many states and all of the clients will be using the same and single thread of code, the Company believes that its useful life is greater than the historic state-specific software that did not cross state boundaries. This change in accounting estimate has resulted in a reduction of software amortization expense during the current fiscal year of approximately $502,000 before tax, $340,000 after tax and $0.07 per diluted share. Software amortization expense is included within the Company's cost of revenues.

Finally, cost of sales for the three months and year ended April 30, 2006 included approximately $321,000 and $420,000 of expense related to cost to complete accruals, whereas the three months and year ended April 30, 2007 did not include any related expense.

As a result of the increases in revenues and decreases in cost of revenues noted previously, gross margins have increased to 53.1% for the three months ended April 30, 2007 compared to 31.4% for the three months ended April 30, 2006. For the year ended April 30, 2007, gross margins have increased to 48.9% from 30.6% versus the prior year. The margin improvements are primarily due to the increase in revenues and decrease in cost of sales as previously noted. In addition, a favorable change in the mix of revenues has resulted in gross margin improvements. The Company typically generates higher gross margins on software license fees than service revenues and software license fees have increased substantially for both the quarter and year ended April 30, 2007 versus the comparable prior year periods.



Selling, general and administrative expenses increased by 3.9% to $5.0 million for the three months ended April 30, 2007 and by 9.9% to $19.2 million for the year ended April 30, 2007 versus the respective periods in the prior fiscal year. The increases over the prior year comparable periods are primarily due to four factors.

First, the Company incurred additional amortization expense associated with the intangible assets acquired in connection with the acquisitions of VisiCraft, Plexis and ASIX. Intangible asset amortization was flat for the three months but increased by $261,000 for the year ended April 30, 2007 over the prior year comparable period.

Second, deferred compensation expense increased by $148,000 and $337,000 for the three months and year ended April 30, 2007 over the prior year comparable periods. This increase has resulted from the implementation of SFAS 123(R), "Share-Based Payment," effective May 1, 2006 which requires the Company to book compensation expense associated with stock option issuances as the Company issued 430,000 options to key members of its executive team during fiscal 2007.

Third, commission expense has increased by $244,000 and $596,000 for the three months and year ended April 30, 2007 over the prior year comparable periods because of the increase in signed contracts noted previously, as well as the implementation of a new commission structure for fiscal 2007.

Finally, the remaining increase in selling, general and administrative expenses is due to the addition of key sales, marketing and development personnel associated with the Plexis and ASIX acquisitions, offset by the decline attributable to the restructuring discussed in Note 11 of the Notes to the Consolidated Financial Statements.

As a result of the factors noted above, as well as the restructuring charge incurred during the three months and year ended April 30, 2006, the Company's operating income increased by $2.6 million to $311,000 for the three months ended April 30, 2007 from an operating loss of $2.3 million for the fourth quarter in the prior fiscal year. In addition, operating income increased by $8.1 million to $1.2 million for the year ended April 30, 2007 from an operating loss of $6.9 million for the prior fiscal year.

Net other income increased by $125,000 and $8,000 for the three months and year ended April 30, 2007 to $95,000 and $185,000, respectively. These amounts primarily consist of interest earned on the Company's cash balances and rental income on a portion of the Company's office space offset by interest expense. The increases from the prior year, specifically for the quarter, are due to reduced interest expense associated with seller financed notes as the Company paid $2.9 million during fiscal 2007 against these notes. In addition, there was an increase in interest income as the Company had a higher average cash balance available in fiscal 2007.

The Company's provision or credit for income taxes generally fluctuates with the level of pre-tax income or loss. The effective tax rate was approximately 19.3% and 32.3% for the three months and year ended April 30, 2007, respectively. These amounts are inclusive of both federal and state tax provisions. The effective tax rate was approximately 31.4% and 35.7% for the three months and year ended April 30, 2006. The decreases over the prior year are due to changes in the estimates used to compute the fiscal 2006 income tax provision.

The Company reported net income of $328,000 or $0.06 per diluted share for the three months ended April 30, 2007 versus a net loss of $1.6 million or $0.33 per diluted share for the fourth quarter of the prior fiscal year. Net income was $946,000 or $0.19 per diluted share for the year ended April 30, 2007 versus a net loss of $4.3 million or $0.97 per diluted share for the prior fiscal year. Net income for the year ended April 30, 2007 was positively impacted by $340,000 or $0.07 per diluted share due to the change in the estimated useful life of the Company's GRM® software, as noted previously, from three to five years.

Diluted weighted average outstanding common shares increased by approximately 353,000 shares for the three months ended April 30, 2007 and by 542,000 shares for the year ended April 30, 2007 over the prior year comparable periods. These increases were primarily due to the inclusion of the dilutive impact of stock options and restricted stock. The dilutive impact of stock options and restricted stock was excluded from the prior year comparable periods due to the losses reported for those periods.

RESULTS OF OPERATIONS: FISCAL YEAR 2006 COMPARED TO FISCAL YEAR 2005

Total net revenues of $9.9 million for the three months ended April 30, 2006 decreased by $1.9 million or 16.0% in comparison to the $11.8 million of net revenues that were reported for the three months ended April 30, 2005. However, net revenues for the three months ended April 30, 2006 were 23.5% higher than the net revenues the Company reported for the previous three months ended January 31, 2005. Much of this increase was due to the acquisition of ASIX, which was completed on February 1, 2006. ASIX contributed $1.4 million in net revenues for the three months ended April 30, 2006, which was down somewhat from its normal run rate due to the timing of its service contracts. Prior to the acquisition, for the year ended December 31, 2005, ASIX generated $7.4 million in revenues and produced $1.3 million in operating income.

Total net revenues of $36.3 million for the year ended April 30, 2006 decreased by $3.8 million or 9.5% from the total net revenues of $40.2 million that were reported for the year ended April 30, 2005. The decreases in revenues for the three months and year ended April 30, 2006 were primarily due to reductions in software license fees and appraisal services revenues. These decreases were partially offset by increases in professional services revenues, and recurring support and maintenance revenues.

Software license revenues decreased by $2.4 million or 84.0% to $455,000 for the three months ended April 30, 2006 and by $3.9 million or 59.2% to $2.7 million for the year ended April 30, 2006 versus the three and twelve months ended April 30, 2005, respectively. Fiscal 2005 included significant license fees related to the Arizona Department of Revenue; Charlotte County, Florida; Duval County, Florida; Gwinnett County, Georgia; Belmont County, Ohio; Mahoning County, Ohio; Wood County, Ohio; Davidson County, Tennessee; and the City of Virginia Beach, Virginia. Fiscal 2006 software license revenues were negatively impacted by lower than expected sales.

The Company had planned for $6 million of its fiscal 2006 software license and professional services revenue to come from contracts that were signed during fiscal 2006 in order to meet its financial plan. While the Company did have $4.4 million of unearned license fees in its backlog as of the beginning of fiscal 2006, the Company was not able to recognize the full amount during fiscal 2006 due to the timing of several client implementations and the related product rollout plans. As a result, a significant portion of these amounts remained in the Company's backlog for fiscal 2007. Although there were no significant software license revenues recognized in fiscal 2006 like the Company had for fiscal 2005, the Company did recognize software license revenues from a number of important Tax and CAMA implementations. For example, fiscal 2006 included software license revenues from projects in Columbia County, Florida; Gwinnett County, Georgia; Bonneville County, Idaho; Perry County, Indiana; Marshall County, Indiana; Posey County, Indiana; Columbiana County, Ohio; Defiance County, Ohio; Licking County, Ohio; and the City of Virginia Beach, Virginia.

Appraisal service revenues decreased by 15.3% from $2.1 million to $1.8 million for the three months ended April 30, 2006 and by 16.1% from $8.3 million to $7.0 million for the year ended April 30, 2006 versus the fiscal 2005 comparable periods. These decreases were anticipated as the Company had been at the low point of its appraisal services cycle, which was reflected in its backlog amounts. The Company's backlog for appraisal services decreased to $7.9 million as it entered fiscal 2006 from $13.0 million at the beginning of fiscal 2005. On the positive side, the Company did sign contracts for $4.4 million of appraisal services work during fiscal 2006 compared to $2.9 million for the prior fiscal year. The Company's backlog for appraisal services at April 30, 2006 was $5.0 million.

Professional service revenues recognized during the three months ended April 30, 2006 decreased 2.4% from $1.9 million to $1.8 million. For fiscal 2006, professional service revenues increased by 4.3% from $6.5 to $6.8 million. The increase for fiscal 2006 was primarily due to change orders for additional services provided to the City of Baltimore during the first quarter of fiscal 2006 and the additional revenues contributed by ASIX during the fourth quarter of fiscal 2006.

Recurring software maintenance and support revenue increased by $952,000 or 26.6% to $4.5 million for the three months ended April 30, 2006 and by $1.5 million or 10.2% to $15.7 million for the year ended April 30, 2006 versus the fiscal 2005 comparable periods. These increases were the result of software implementations for new clients, price increases and the acquisitions of VisiCraft, Plexis and ASIX (see Note 10 of the Notes to Consolidated Financial Statements).

Despite the upward movement in professional service revenues, and recurring software maintenance and support revenues, total net revenues were well below the Company's expectations. Two factors that significantly affect the Company's net revenues are backlog and current sales. Total signed contracts or sales for fiscal 2005 were $7.9 million lower than the fiscal 2004 amount which negatively impacted the Company's backlog, as it entered fiscal 2006. As a result and as noted in previous reports, the Company had planned for approximately $6 million of its fiscal 2006 revenues to come from contracts that were signed in that fiscal year in order to meet its financial plan. While the Company did sign several significant new contracts in fiscal 2006 as noted below, the nature, number and dollar amount of the contracts were not sufficient enough for the Company to meet its financial plan.

Total signed contracts or sales for the year ended April 30, 2006 were $19.0 million compared to $20.2 million for the year ended April 30, 2005. While the Company's sales results for fiscal 2006 were below the Company's expectations, the Company did sign a number of key contracts during fiscal 2006. Specifically, the Company signed a $4.9 million contract with the Minnesota Counties Computer Cooperative ("MCCC") for the Company's GRM® Tax product. MCCC is a joint powers organization providing services, software, and other cost-effective measures to substantially reduce the cost of data processing for Minnesota counties. At that time, 49 of Minnesota's 87 counties were members of the MCCC Tax User Group. All of these counties work cooperatively under a single contract for property tax software and services. This was one of the most significant tax contracts in the history of the Company and only covered 27 of the 49 counties in the consortium. Additional counties are expected to sign up once the project is further along. In fact, Blue Earth County, which was not part of the consortium, also signed a Tax contract for $400,000 during fiscal 2006. In addition, there will be future opportunities for the Company to sell complementary products such as Manatron CAMA and Manatron Recorder to MCCC that will integrate with the Manatron GRM® Tax application.

Also included in the fiscal 2006 sales amount was a $450,000 contract for the Company's first CAMA contract in Tennessee, with Williamson County; the Company's first major CAMA contract in the state of South Carolina from Horry County (Myrtle Beach) for $725,000; a $1.2 million appraisal services contract from Franklin County, Ohio; and its first property tax contract in Nevada from Washoe County (Reno) for $2.3 million.

As of April 30, 2006, the Company's backlog for software and related services was $18.0 million compared to $15.6 million at April 30, 2005. The Company's backlog for appraisal services decreased to $5.0 million at April 30, 2006 versus $7.9 million at April 30, 2005. These backlog amounts are exclusive of the Company's recurring revenue from hardware maintenance, software support, e-government subscriptions, and printing and processing contracts which was approximately $20.0 million on an annualized basis at April 30, 2006.

Fiscal 2006 was also highlighted by the successful launch of the Company's first full GRM® installation in Gwinnett County, Georgia. There has been a lot of discussion about the significance of this launch, as well as the importance of Gwinnett County in the Company's prior financial reports. Gwinnett County started paying maintenance and support fees in fiscal 2006 and has been a positive reference site for prospective new GRM® customers, including MCCC and Washoe County.

In addition, the Company made significant progress on its Tax and Assessment products within the Ohio market during fiscal 2006. Defiance County, Ohio went live on the Company's integrated solution for Ohio in the fourth quarter. This was a major milestone for the Company in that it was the first implementation the Company has completed in less than 90 days for this product within the state of Ohio.

The Company also completed two acquisitions during fiscal 2006. Effective November 1, 2005, the Company completed the acquisition of Plexis Group (see Note 10 of the Notes to Consolidated Financial Statements). Plexis was generating over $1 million in annual revenues, of which $550,000 was from recurring software maintenance and support agreements when the Company acquired it. The Plexis acquisition provided key employees with subject matter expertise, who have helped cement the Company's leadership position in the Indiana market and improve the ongoing rollout of our GRM® solution nationwide.

Effective February 1, 2006, the Company completed the acquisition of ASIX Inc. (see Note 10 of the Notes to Consolidated Financial Statements). ASIX generated $7.4 million in annual revenue, of which $2.2 million was from recurring maintenance and support agreements. This acquisition provided the Company with immediate and better access to the California marketplace, which the Company has conservatively estimated to be valued at $200 million. At that time, ASIX was a subcontractor to BearingPoint, Inc., providing technical services and subject matter expertise in connection with a $31 million project to develop a state-of-the-art property tax and assessment system for the County of San Diego. In connection with the County of San Diego project, BearingPoint and ASIX also entered into an exclusive joint marketing arrangement to provide the developed solution to other California counties.

The ASIX acquisition augmented the Company's capacity and capabilities in Minnesota, particularly on the MCCC and Blue Earth property tax contracts previously noted since ASIX had already completed a successful implementation of their property tax system in Anoka County, Minnesota. As a result, the Company has been leveraging ASIX's efforts and Minnesota expertise in these engagements, which has and will continue to facilitate the successful completion of these projects. The Company is also leveraging the knowledge and expertise ASIX has in Nevada as a result of its successful property tax implementation in Clark County (Las Vegas) particularly on the Washoe County (Reno) property tax implementation.



Finally, ASIX personnel have been working collectively with Manatron in Illinois, Missouri and Oregon to accelerate the successful penetration of these markets.

Despite the decreases in revenues, cost of revenues increased by $540,000 or 8.6% from $6.3 million to $6.8 million for the three months ended April 30, 2006. For fiscal 2006, cost of revenues increased by $2.6 million or 11.3% from $22.6 million for fiscal 2005 to $25.2 million. These increases were driven by $955,000 of additional subcontractor expense over fiscal 2005 primarily associated with the City of Baltimore implementation. The Company incurred $1.8 million of subcontractor expense during fiscal 2006 associated with Phase One of the City of Baltimore implementation. For the year ended April 30, 2006, the Company only recognized $835,000 of revenue associated with this implementation and incurred $2.5 million of total cost resulting in a loss from operations of $1.6 million on this implementation alone.

As noted in prior financial reports, the City of Baltimore delayed its "go live" date several times. This project turned into a custom build solution versus the Commercial-Off-The-Shelf (COTS) product initially purchased.

As a result of the decrease in revenues and increased costs, the Company's gross margins decreased significantly to 31.4% for the three months ended April 30, 2006 from 47.0% for the three months ended April 30, 2005. For fiscal 2006, gross margins decreased to 30.6% versus 43.6% for the year ended April 30, 2005. Substantially all of the Company's costs of revenue are fixed in nature, and relate primarily to employees who are needed to implement and support the software. Thus, gross margins fluctuate significantly with increases or decreases in net revenues. As noted in previous financial reports, the Company had been investing in its people and building a new infrastructure which the Company believed was capable of supporting revenues up to $50 million. When quarterly revenues drop below $10 million, gross margins are dramatically impacted. On April 26, 2006, the Company restructured its business which resulted in the elimination of 62 positions or about 14% of the workforce level the Company had on February 1, 2006. In connection with the reorganization, the Company incurred a restructuring charge of $532,421 for both the three months and year ended April 30, 2006 (see Note 11 of the Notes to Consolidated Financial Statements).

Selling, general and administrative expenses increased $433,000 or 9.8% from $4.4 million to $4.9 million for the three months ended April 30, 2006 and $1.3 million or 8.1% from $16.2 million to $17.5 million for the year ended April 30, 2006, in each case versus the prior year comparable periods. The increases were primarily due to the amortization expense associated with the intangible assets acquired in connection with the VisiCraft, Plexis and ASIX acquisitions (see Note 10 of the Notes to Consolidated Financial Statements). Amortization expense was $241,000 and $701,000 for the three months and year ended April 30, 2006 compared to $112,000 and $225,000, respectively, for the three and twelve months ended April 30, 2005. In addition, the Company had increased its spending on sales and marketing during fiscal 2006 primarily on regional and national trade shows and conferences and in various marketing publications to further position Manatron as the leading provider of property systems in North America. Finally, the Company's non-project related travel expenses in fiscal 2006 increased substantially over the prior year as the Company was pursuing business in new markets across the country, particularly in California and Washington.

A substantial component of the Company's selling, general and administrative expenses is its research and development costs. These costs increased from $2.2 million to $2.4 million during the fourth quarter of fiscal 2006 and from $7.8 million to $8.9 million for the year ended April 30, 2006 versus the comparable periods in fiscal 2005. The increases in software development costs were primarily due to pay increases and additional personnel who were hired to accelerate the completion of the GRM® software suite.

As a result of the lower revenue, higher operating costs and restructuring charge, the Company reported an operating loss for the three months ended April 30, 2006 of $2.3 million compared to operating income of $1.1 million for the three months ended April 30, 2005. The Company also reported a loss from operations of $6.9 million for the year ended April 30, 2006 versus income from operations of $1.3 million for the year ended April 30, 2005.

As more fully described in Note 9 of the Notes to Consolidated Financial Statements, the Company recorded a non-recurring pre-tax gain of $2.2 million in the first quarter of fiscal 2005 related to the sale of its Judicial Product line, which impacted the results for the year ended April 30, 2005. While this had no impact on the fiscal 2006 fourth quarter or full year, it did significantly benefit the fiscal 2005 results and therefore should be excluded for comparison purposes.

Net other expense was $29,000 for the three months ended April 30, 2006 compared to net other income of $85,000 for the three months ended April 30, 2005. Net other income was $178,000 and $274,000 for the years ended April 30, 2006 and 2005, respectively. This income consisted of interest earned on the Company's cash balances, as well as rental income associated with the lease of a portion of the Company's corporate headquarters. The decreases for both the three months and year ended April 30, 2006 are primarily due to the additional interest expense the Company incurred in connection with seller financed notes payable related to the Company's acquisitions.

The Company's provision (credit) for income taxes generally fluctuates with the level of pre-tax income or loss. The effective tax rate was 31.4% and 40.4% for the three months ended April 30, 2006 and 2005, respectively. The effective tax rate was 35.7% and 38.5% for the years ended April 30, 2006 and 2005, respectively.

The Company reported a net loss of $1.6 million or $0.33 per diluted share for the three months ended April 30, 2006 versus net income of $721,000 or $0.16 per diluted share for the three months ended April 30, 2005. For the twelve months ended April 30, 2006, the Company reported a net loss of $4.3 million or $0.97 per diluted share versus net income of $2.4 million or $0.53 per diluted share for the twelve months ended April 30, 2005. Approximately $1.4 million of the fiscal 2005 net income or $0.31 per diluted share was attributable to the divestiture of the Judicial product line described in Note 9 of the Notes to Consolidated Financial Statements. The net gain on this sale was calculated using an effective tax rate of 38% for fiscal 2005.

Diluted weighted average outstanding common shares increased by approximately 299,000 and 15,000 shares for the three months and year ended April 30, 2006, respectively, versus the fiscal 2005 comparable periods. These increases were primarily due to the 436,500 shares of Company stock issued in connection with the ASIX acquisition. In addition, due to the loss position for both the three months and year ended April 30, 2006, the Company utilized the weighted average basic shares outstanding for both the basic and diluted earnings per share calculations. Had the Company reported net income for these periods, diluted weighted average shares would have increased by 307,000 and 306,000 shares for the three months and year ended April 30, 2006 versus the respective prior year periods.

QUARTERLY RESULTS

The following table sets forth selected unaudited quarterly financial data for the last eight quarters:

	Fiscal 2007				Fiscal 2006			
	April 30, 2007	January 31, 2007	October 31, 2006	July 31, 2006	April 30, 2006	January 31, 2006	October 31, 2005	July 31, 2005
For the quarter ended:								
Net revenues	$10,080,141	$10,324,099	$10,668,865	$10,722,459	$ 9,909,583	$ 8,024,451	$ 9,017,210	$ 9,373,152
Gross profit	5,351,409	5,326,449	5,108,481	4,642,256	3,113,652	2,165,583	3,133,406	2,716,915
Income (loss) from operations	310,713	589,046	251,594	60,079	(2,272,077)	(2,202,440)	(1,153,468)	(1,266,837)
Net income (loss)	327,860	393,662	173,017	51,541	(1,578,432)	(1,332,227)	(668,121)	(737,879)
Basic earnings (loss) per share	.07	.08	.04	.01	(.33)	(.31)	(.15)	(.17)
Diluted earnings (loss) per share	.06	.08	.03	.01	(.33)	(.31)	(.15)	(.17)
At quarter end:								
Cash and short-term investments	7,057,403	4,009,764	4,336,930	1,585,107	3,714,685	3,318,307	3,855,102	5,751,040
Total assets	41,333,652	44,073,581	39,208,712	42,000,587	44,421,964	38,260,758	33,250,728	35,504,209
Shareholders' equity	24,516,587	23,870,753	23,551,086	23,249,775	23,042,801	21,310,366	22,476,601	23,174,761
Book value per share*	4.82	4.69	4.62	4.56	4.53	4.70	4.97	5.13

*Book value per share was calculated by dividing total shareholders' equity by the total shares outstanding at the end of the respective periods.

FINANCIAL CONDITION AND LIQUIDITY

Working capital of $5.1 million at April 30, 2007 increased by 9.2% compared to the $4.7 million that was reported at April 30, 2006. These levels reflect current ratios of 1.33 and 1.25, respectively. The increase in both working capital and the current ratio is primarily due to the income reported for the twelve months ended April 30, 2007, as well as the positive cash flow generated from operations.

Shareholders' equity at April 30, 2007 increased by $1.5 million to $24.5 million from the balance reported at April 30, 2006. This increase was due to the net income reported for fiscal 2007 of $946,000, $200,000 related to the issuance of 65,000 shares of Company stock under stock purchase plans including the associated tax benefit from option exercises, $787,000 of deferred compensation expense and $30,000 of comprehensive income. These increases were offset by the repurchase of 60,975 shares of Company stock totaling $490,000. Book value per share increased to $4.82 as of April 30, 2007 from $4.53 as of April 30, 2006. Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding at the respective year ends.

Net capital expenditures decreased by approximately 6.5% or $31,000 to $443,000 for the fiscal year ended April 30, 2007 compared to $473,000 for the prior fiscal year. The slight decrease in capital expenditures is primarily due to the restructuring activities that occurred on April 26, 2006. The Company has been able to redeploy internal hardware and software,



which has reduced the need for new replacement equipment. These expenditures, as well as prior year expenditures, primarily relate to purchases or upgrades of computer hardware and software used by the Company's development and support personnel.

The Company has continued to invest significantly in its GRM® software suite, as well as its other software products in Indiana, Ohio and Florida. Total research and development costs included in expense were $1.4 million and $7.4 million for the fourth quarter and year ended April 30, 2007, respectively, compared to $2.4 million and $8.9 million of research and development costs included in expense for the respective prior year periods. These amounts include $304,000 and $1.2 million of software amortization expense for the fourth quarter and year ended April 30, 2007, respectively, and $436,000 and $1.7 million of amortization expense for the fourth quarter and year ended April 30, 2006, respectively. Software amortization expense is included in cost of sales. In addition, the Company capitalized approximately $687,000 and $2.3 million of development cost for the fourth quarter and year ended April 30, 2007 compared to $354,000 and $1.6 million for the respective prior year periods. The increases over the prior year are due to the Company's ability to focus its internal and external development efforts on its GRM® software suite. The prior year included significant development cost associated with completing contracts for products that were not capitalized, such as the product the Company developed for Baltimore, Maryland.

The Company has applied for patents on its iFramework toolset, which provides a shared technical platform for all Manatron software in the GRM® suite and is being built on Microsoft's .NET Framework. A major goal is to produce a feature-rich suite of software that can be deployed across the Company's entire client-base and into new geography. The Company has proven that this can be done with its CAMA software which is running in approximately 300 jurisdictions in over 20 states. Manatron's GRM® system has been implemented in Gwinnett County, Georgia; Kenai, Alaska and three Counties in Idaho. GRM® implementations are currently in process in the City of Virginia Beach, Virginia; Sedgwick and Wyandotte, Kansas; Washoe County, Nevada; Horry County, South Carolina; Williamson, Tennessee and the state of Minnesota. The iFramework toolset will allow the software to be more easily modified to include additional jurisdictions as the Company enters new markets. A successful delivery of this GRM® software and concept starting with Gwinnett County, Georgia will allow the Company to leverage these significant investments across a broader base.

Since the Company's revenues are generated from contracts with state and local governmental entities, it is not uncommon for certain of its accounts receivable to remain outstanding for approximately three to four months, thereby having a negative impact upon cash flow.

On January 14, 2005, the Company entered into a Revolving Credit Loan Agreement (the "Credit Agreement") with Comerica Bank, which superseded and replaced the Company's previous credit agreement with the bank dated May 17, 2002. Under the Credit Agreement, Comerica Bank provided the Company with a $6 million revolving line of credit. The Company's borrowing limit was no longer limited based on the ratio of the Company's funded debt to EBITDA, as was the case under the previous credit agreement. Any principal outstanding under the Credit Agreement would bear interest at a rate equal to the bank's prime rate less 0.5%. The Credit Agreement was unsecured and terminated on August 1, 2007, the date on which payment of any amounts owing under it were due. The Credit Agreement contained standard events of default and affirmative and negative covenants, which included the maintenance of financial ratios based on the Company's tangible net worth and debt, as well as on its current assets and liabilities. As of April 30, 2007 and 2006, the Company had no borrowings outstanding under either credit agreement.



Effective June 29, 2006, the Company amended its Revolving Credit Agreement with Comerica Bank. The amendment allows the Company to borrow up to $10,000,000 through April 1, 2007, after which point the amount available was reduced to $8,000,000. In addition, the Company's debt covenants were revised to account for its financial structure subsequent to the ASIX acquisition. As of April 30, 2007, the Company had no borrowings outstanding under this credit agreement and was in compliance with its covenants. The Company's current Credit Agreement terminates on August 1, 2007. The Company is currently in the process of renewing its Credit Agreement under similar terms and conditions.

The fourth quarter of fiscal 2007 was the Company's 23rd consecutive quarter with no bank debt. However, the Company has executed several seller financed notes payable in connection with its recent acquisitions of VisiCraft, Plexis and ASIX with the following maturities:

	Fiscal 2008	Fiscal 2009	Fiscal 2010
VisiCraft Systems, Inc.	$ 300,000	$253,193	$ —
ASIX Inc.	1,200,000	200,000	200,000
Total	$1,500,000	$453,193	$200,000

Effective July 31, 2006, the Company paid the remaining $400,000 outstanding under the note payable associated with the Plexis acquisition. The Company did this because the note accrued interest at prime plus 2% and the Company can borrow at prime less 0.5%. The interest rates on the remaining notes associated with the VisiCraft and ASIX acquisitions are favorable to the Company.

During the second quarter of fiscal 2007, the Company received approximately $2 million in state and federal tax refunds generated from the losses the Company reported for fiscal 2006.

The Company's cash and investment balances increased by approximately $3.3 million during the year ended April 30, 2007, which is primarily due to the $9.3 million of cash provided by operating activities. The Company anticipates that the line of credit, together with existing cash and short-term investments of approximately $7.6 million, and cash generated from future operations, will be sufficient for the Company to meet its working capital requirements for the foreseeable future.

On October 5, 2006, the Board of Directors authorized the Company to repurchase up to $1 million of the Company's common stock over the subsequent twelve months. The Company repurchased 52,299 shares under this program during the twelve months ended April 30, 2007 at an average price of $8.35 per share totaling $436,439. The Company repurchased 20,000 shares under a prior repurchase program, which expired on September 6, 2006, during the second quarter of fiscal 2006 at an average price of $8.31 per share, totaling $166,200.

The Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") effective January 1, 2002, for certain executive officers and employees of the Company. Under this nonqualified Plan, the Company is obligated to contribute 5% of a participant's annual cash compensation to a Rabbi trust on behalf of the participants for a period of ten years. One-third of the contribution will become vested immediately when granted, the remaining two-thirds of the contribution will vest in equal increments over the next two years, on the first and second anniversaries of the grant date. Participants may also elect to make pre-tax contributions to the trust. Payments will begin on January 1st following the later of (i) a participant's termination of employment, or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2007, 2006 and 2005 was approximately $55,000, $55,000 and $47,000, respectively. As of April 30, 2007, 2006 and 2005, the total value of vested participant contributions was approximately $228,000, $174,000 and $118,000, respectively.

The following table lists the Company's significant contractual obligations as of April 30, 2007, including the payments due by period:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$1,803,000	$ 835,000	$ 598,000	$328,000	$42,000
Notes payable	2,153,193	1,500,000	653,193	—	—
Total	$3,956,193	$2,335,000	$1,251,193	$328,000	$42,000

The operating leases reported in this table are also reported in the immediately following section entitled "Off-Balance Sheet Arrangements."

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no significant off-balance sheet transactions other than operating leases for real estate. It also is not the Company's policy to issue guarantees to third parties. The Company's future contractual obligations for operating leases with initial terms greater than one year are summarized as follows for the next five fiscal years ended April 30:

2008	2009	2010	2011	2012
$835,000	$320,000	$278,000	$201,000	$127,000

The Company cannot precisely determine the effect of inflation on its business. The Company continues, however, to experience relatively stable costs for its inventory and equipment as the computer hardware market is very competitive. The Company anticipates that inflationary price increases related to labor and overhead will have a negative effect on cash flow and net income to the extent that the increases cannot be offset through improved productivity and price increases.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is a potential change in interest rates in connection with its outstanding line of credit. As of April 30, 2007, there were no borrowings outstanding under this line of credit. However, the Company does have the ability to draw on this line of credit, which could result in a potential interest rate risk. Based on the Company's historical borrowings, a change of 1% in interest rates would not have a material adverse effect on the Company's financial position. The Company does not enter into market risk sensitive instruments for trading purposes.

The Company does not believe that there has been a material change in the nature or categories of the primary market risk exposures or the particular markets that present the primary risk of loss to the Company. As of the date of this report, the Company does not know of or expect any material changes in the general nature of its primary market risk exposure in the near term. In this discussion, "near term" means a period of one year following the date of the most recent balance sheet contained in this report.

Prevailing interest rates and interest rate relationships are primarily determined by market factors that are beyond the Company's control. All information provided in response to this item consists of forward-looking statements.



Consolidated Balance Sheets

As of April 30,	2007	2006
Assets		
Current Assets:		
Cash and equivalents	$ 7,057,403	$ 3,714,685
Marketable securities	495,146	495,146
Accounts receivable less allowances of $698,000 and $503,000 at April 30, 2007 and 2006, respectively	5,498,816	7,556,313
Income tax receivable	346,075	2,062,248
Revenues earned in excess of billings and retainages	4,813,083	6,151,346
Unbilled retainages on long-term contracts	745,409	1,105,320
Notes receivable	256,874	450,565
Inventories	86,059	146,800
Deferred tax assets	1,002,412	1,273,651
Other current assets	387,312	485,525
Total current assets	20,688,589	23,441,599
Net Property and Equipment	2,264,969	2,618,588
Other Assets:		
Notes receivable, less current portions	98,770	272,261
Computer software development costs, net of accumulated amortization	3,699,498	2,610,216
Goodwill	12,022,385	12,022,385
Intangible assets, net of accumulated amortization	2,240,763	3,202,935
Other, net	318,678	253,980
Total other assets	18,380,094	18,361,777
	$41,333,652	$44,421,964
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 676,435	$ 898,301
Current portion of notes payable	1,500,000	2,700,000
Billings in excess of revenues earned	1,198,357	3,373,271
Billings for future services	9,275,681	8,369,114
Accrued liabilities:		
Payroll and employee benefits	1,873,131	2,343,364
Other	1,053,268	1,075,922
Total current liabilities	15,576,872	18,759,972
Deferred Income Taxes	587,000	284,963
Long-Term Portion of Notes Payable	653,193	2,334,228
Shareholders' Equity:		
Preferred stock, no par value, 2,000,000 shares authorized, none issued	—	—
Common stock, no par value, 7,500,000 shares authorized, 5,087,403 and 5,083,796 shares issued and outstanding at April 30, 2007 and 2006	17,066,189	16,538,483
Retained earnings	7,450,398	6,504,318
Total shareholders' equity	24,516,587	23,042,801
	$41,333,652	$44,421,964

The accompanying notes are an integral part of these consolidated balance sheets.



Consolidated Statements of Operations

For the Years Ended April 30,	2007	2006	2005
Net Revenues:			
Professional services	$35,259,081	$32,181,766	$32,100,711
Software licenses	5,843,158	3,158,137	6,767,204
Hardware and supply sales	693,325	984,493	1,286,910
Total net revenues	41,795,564	36,324,396	40,154,825
Cost of Revenues:			
Professional services	19,083,766	22,551,067	19,863,126
Software licenses	1,755,460	1,884,839	1,816,700
Hardware and supply sales	527,743	758,934	962,729
Total cost of revenues	21,366,969	25,194,840	22,642,555
Gross profit	20,428,595	11,129,556	17,512,270
Selling, General and Administrative Expenses	19,217,163	17,491,957	16,176,608
Restructuring Charge (See Note 11)	—	532,421	—
Income (loss) from operations	1,211,432	(6,894,822)	1,335,662
Gain on Sale (See Note 9)	—	—	2,237,157
Other Income, Net	185,439	177,908	273,835
Income (loss) before provision (credit) for income taxes	1,396,871	(6,716,914)	3,846,654
Provision (Credit) for Income Taxes	450,791	(2,400,255)	1,481,000
Net Income (Loss)	$ 946,080	$ (4,316,659)	$ 2,365,654
Basic Earnings (Loss) Per Share	$ 0.19	$ (0.97)	$ 0.57
Diluted Earnings (Loss) Per Share	$ 0.19	$ (0.97)	$ 0.53

The accompanying notes are an integral part of these consolidated statements.



Consolidated Statements of Shareholders' Equity

For the Years Ended April 30, 2007, 2006 and 2005	Common Stock	Retained Earnings	Total Shareholders' Equity
Balance at April 30, 2004	$11,840,630	$ 8,455,323	$20,295,953
Net income	—	2,365,654	2,365,654
Repurchase of 14,612 shares by the Company	(118,466)	—	(118,466)
Issuance of 219,089 shares under employee stock plans and tax benefit from stock option exercises	723,169	—	723,169
Amortization of deferred compensation	374,235	—	374,235
Balance at April 30, 2005	12,819,568	10,820,977	23,640,545
Net loss	—	(4,316,659)	(4,316,659)
Repurchase of 30,478 shares by the Company	(268,490)	—	(268,490)
Issuance of 198,987 shares under employee stock plans and tax benefit from stock option exercises	658,674	—	658,674
Issuance of 436,500 shares in connection with the acquisition of ASIX Inc. (see Note 10)	2,882,000	—	2,882,000
Amortization of deferred compensation	446,731	—	446,731
Balance at April 30, 2006	16,538,483	6,504,318	23,042,801
Net income	—	946,080	946,080
Repurchase of 60,975 shares by the Company	(489,720)	—	(489,720)
Issuance of 64,582 shares under employee stock plans and tax benefit from stock option exercises	230,541	—	230,541
Amortization of deferred compensation	786,885	—	786,885
Balance at April 30, 2007	$17,066,189	$ 7,450,398	$24,516,587

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended April 30,	2007	2006	2005
Cash Flows from Operating Activities:			
Net income (loss)	$ 946,080	$(4,316,659)	$ 2,365,654
Adjustments to reconcile net income (loss) to net cash and equivalents provided by (used for) operating activities:			
Gain on sale of product lines (see Note 9)	—	—	(2,237,157)
Loss (gain) on sale of assets	(3,415)	(9,998)	15,132
Amortization expense	2,172,683	2,414,563	1,743,357
Depreciation expense	787,146	816,566	810,741
Deferred income tax expense (credit)	573,276	(505,688)	305,000
Share based compensation expense	786,885	446,731	374,235
Decrease (increase) in current assets:			
Accounts and notes receivable	2,424,679	(166,582)	236,716
Income tax receivable	1,716,173	(1,522,512)	229,207
Revenues earned in excess of billings and retainages and unbilled retainages on long-term contracts	1,698,174	860,655	(5,091,438)
Inventories	60,741	52,195	(2,035)
Other current assets	147,391	245,621	(335,975)
Increase (decrease) in current liabilities:			
Accounts payable and accrued liabilities	(714,753)	(436,404)	562,845
Billings in excess of revenues earned on long-term contracts	(2,174,914)	760,536	707,349
Billings for future services	906,567	827,377	(595,031)
Cash retained on taxes due to options exercised	—	93,203	102,495
Net cash and equivalents provided by (used for) operating activities	9,326,713	(440,396)	(808,905)
Cash Flows from Investing Activities:			
Computer software development costs	$(2,299,788)	$(1,562,846)	$(2,077,302)
Additions to property and equipment	(442,604)	(473,448)	(868,174)
Proceeds from sale of property and equipment	12,492	32,471	4,700
Proceed from sale of product lines (see Note 9)	—	—	1,748,887
Acquisition of businesses, net (see Note 10)	—	(1,592,405)	(284,868)
Maturity of short-term investments	—	—	1,350,000
Decrease (increase) in other assets	(64,698)	(164,580)	105,403
Net cash and equivalents used for investing activities	(2,794,598)	(3,760,808)	(21,354)

(continued)



Consolidated Statements of Cash Flows

continued

For the Years Ended April 30,	2007	2006	2005
Cash Flows from Financing Activities:			
Issuance of common stock, net	$ 170,908	$ 535,330	$ 617,550
Repurchases of common stock	(489,720)	(268,490)	(118,466)
Notes payable payments	(2,900,000)	(300,000)	—
Cash retained on taxes due to options exercised	29,415	—	—
Net cash and equivalents provided by (used for) financing activities	(3,189,397)	(33,160)	499,084
Cash and Equivalents:			
Increase (decrease)	$ 3,342,718	$(4,234,364)	$ (331,175)
Balance at beginning of year	3,714,685	7,949,049	8,280,224
Balance at end of year	$ 7,057,403	$ 3,714,685	$ 7,949,049
Supplemental disclosures of cash flow information			
Cash received from income tax refunds, net of payments	$ 1,796,899	$ (44,850)	$(1,340,500)
Cash paid for interest associated with seller financed notes	$ 209,507	$ 25,000	$ —
Non-cash investing activities			
Issuance of notes payable related to acquisitions	$ —	$ 4,200,000	$ 1,107,686
Issuance of stock related to acquisition of business	$ —	$ 2,882,000	$ —

The accompanying notes are an integral part of these consolidated statements.



Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Manatron, Inc. and its subsidiary (the "Company" or "Manatron") focus on providing software and related services to enable state and local governments in North America to completely, fairly and efficiently assess real and personal property and to bill and collect the related taxes in their jurisdictions. The Company's software manages the entire property life cycle, which includes deed recording, land records, GIS (Geographic Information System), integration, valuation, assessment administration, personal property, business licenses, cashiering, tax billing and collection, delinquent and tax sales and e-government.

The Company's revenues are primarily generated from software license fees, professional services and sales of hardware and supplies. Professional services consist of software maintenance, data conversions, installation, training, project management, hardware maintenance, forms printing and processing, appraisal and consulting services.

Manatron is headquartered in Portage, Michigan and has offices in Florida, Georgia, Illinois, Indiana, Minnesota, Ohio, Pennsylvania and Washington and currently serves approximately 1,300 customers in 30 states.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Manatron, Inc., and its wholly-owned subsidiary, Manatron ASIX Corporation, from the acquisition date of February 1, 2006 forward. All significant inter-company accounts and transactions have been eliminated.

Revenue Recognition

The Company enters into contracts with customers to license or sell application software; third-party software; hardware; professional services, such as data conversions, installation, training, project management, mass appraisal and consulting services; and post-contract support and maintenance ("PCS"). The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total contract amount among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a contract, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered element based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software and hardware components of the contract.

Certain of the Company's software contracts involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these contracts, software revenue is recognized when installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies is recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, and rights to unspecified upgrades on a when-and-if available basis. These maintenance and support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for future services, as reflected in the accompanying consolidated balance sheets, includes PCS and services that have been billed to the customer in advance of performance.

For contracts that include significant customization or modification of the software, or where software services are otherwise considered essential, revenue is recognized using contract accounting. Revenue from these contracts is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2007 and 2006, the reserves for contract losses, as well as billed retainages outstanding, associated with revenue that has been recognized, were $393,000 and $979,000, respectively. The Company reports revenues earned in excess of billings and retainages and billings in excess of revenues earned for contracts in process at the end of each reporting period in the accompanying consolidated balance sheets.

For its appraisal service projects, the Company recognizes revenue using the proportional performance method because the Company believes each of its projects result in one ultimate deliverable, the appraised values of all properties defined within a given contract, as well as the fact that many of these projects are implemented over a one- to three-year period and consist of various activities. Under this method of revenue recognition, the Company identifies each activity for the appraisal service project with a typical project generally calling for planning, data collection, data verification, data input, project management, abstracts and hearings. The costs for these activities are estimated and the total contract value is then allocated to each activity based on the proportion of the budgeted cost for a given activity divided by the total budgeted cost for a project. Revenue recognition occurs for each activity based upon the proportional performance method, driven primarily by output measures such as parcels or hearings complete. Actual costs are expensed in the period in which they occur.

Reserves for doubtful accounts receivable and reserves for revenues earned in excess of billings and unbilled retainages are established based on the Company's collection history and other known risks associated with the related contracts. The Company's contracts do not typically contain a right of return and as such, as of April 30, 2007 and 2006, the Company had no reserve for returns.

Notes receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes ranges from 8% to 10%. The Company recognizes revenue related to these contracts when the related elements are delivered, since the contract terms are fixed and determinable, and the Company has a longstanding history of collecting on the notes under the original payment terms without providing concessions.

Certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." However, the Company's leasing activities are not a significant part of its business activities and are not material to the financial statements.

Cash and Cash Equivalents

At April 30, 2007 and 2006, the Company had cash and cash equivalents of $7.1 million and $3.7 million, respectively. All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.



Marketable Securities

The Company's marketable securities are classified as available-for-sale and include investments in equity securities. Available-for-sale securities are carried at fair value with the unrealized gains and losses, if any, included as a component of shareholders' equity. Unrealized gains and losses were insignificant during fiscal 2007, 2006 and 2005, and, accordingly, are not reported as a separate component of shareholders' equity.

Accounts Receivable Allowances

Accounts receivable allowances are based on known customer exposures, historical experience and the specific identification of potentially uncollectible accounts. In addition to known or judgmental components, a policy that consistently applies reserve rates based on the age of outstanding accounts receivable is followed. Actual collections may differ, requiring adjustments to the reserves. Individual accounts receivable balances are evaluated on a quarterly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance.

Inventories

The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company's inventories consist of the following at April 30:

	2007	2006
Computer hardware and repair parts	$15,381	$ 28,548
Data processing supplies and purchased software products	70,678	118,252
	$86,059	$146,800

Property and Equipment

Additions to property and equipment are recorded at cost. Net property and equipment consists of the following at April 30:

	2007	2006
Building and improvements	$ 2,097,963	$ 2,089,633
Furniture and fixtures	833,666	872,093
Equipment and software	4,452,235	4,338,113
Vehicles	228,904	223,786
	7,612,768	7,523,625
Less—Accumulated depreciation	(5,347,799)	(4,905,037)
	$ 2,264,969	$ 2,618,588

Depreciation of property and equipment is computed over the estimated useful lives of the related assets using the straight-line method for financial reporting and accelerated methods for tax purposes. Leasehold improvements are capitalized and depreciated over the life of the related lease or the estimated useful life of the improvements, whichever is shorter. Maintenance and repair costs that do not add to the economic useful lives of the property and equipment are expensed as incurred. Depreciation expense was approximately $787,000, $817,000 and $811,000 for the years ended April 30, 2007, 2006 and 2005, respectively.

The estimated useful lives of the assets used to compute depreciation expense for financial reporting purposes are as follows:

Asset Description	Years
Building and improvements	5–20
Furniture and fixtures	4–7
Equipment and software	3–7
Vehicles	3

Software Development Costs

The Company's research and development expenditures relate primarily to computer systems design, development and testing. Software development costs included in the selling, general and administrative expense line item in the accompanying consolidated statements of operations were approximately $7.4 million, $8.9 million and $7.8 million for fiscal 2007, 2006 and 2005, respectively. These amounts include the annual amortization expense associated with capitalized software, noted below.

The Company capitalizes software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," which requires capitalization of software development costs incurred subsequent to the establishment of technological feasibility and prior to the availability of the product for general release to customers. The Company capitalized approximately $2,300,000, $1,563,000 and $2,077,000 of computer software development costs during fiscal 2007, 2006 and 2005, respectively.

Amortization of software development costs is computed using the greater of the straight-line or unit cost method. While the product life cycles historically have been in excess of ten years for state and local governments, the Company utilizes a five-year life due to the rapid pace at which technology has been changing. Accumulated amortization was approximately $3,856,000 and $2,645,000 as of April 30, 2007 and 2006, respectively. Amortization expense was approximately $1,211,000, $1,713,000 and $1,519,000 for fiscal 2007, 2006 and 2005, respectively, and is included in cost of revenues in the accompanying statements of operation.

Effective May 1, 2006, the Company extended the useful life of its capitalized GRM® software development from three years to five years. Since GRM® is a national product, which will be implemented in many states and all of the clients will be using the same and single thread of code, the Company believes that its useful life is greater than the historic state-specific software that did not cross state boundaries. This change in accounting estimate has resulted in a reduction of software amortization expense during the current fiscal year of approximately $502,000.

Business Reportable Segments and Customers

The Company has one operating segment that provides software and services that enable state and local governments in North America to completely, fairly and efficiently assess real and personal property, and to bill and collect the related property taxes from its citizens.

The Company's customers are primarily county, city and township governments in the United States. Revenue derived from Canada, which is the only other country in which the Company has customers, has accounted for less than 1% of the Company's total revenues for each of the last three fiscal years. As of April 30, 2007, the Company's 1,300 customers in 30 states and two Canadian territories were located in approximately 370 counties, 152 cities and 290 townships. The Company does not believe that the loss of any single customer would have a materially adverse effect on the Company; however, a material decline in the Company's sales to various governments could have such an effect.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income (loss) by the sum of the weighted average number of common shares outstanding and all potentially dilutive common shares. Potentially dilutive common shares include all shares that may become contractually issuable. For the Company, potentially dilutive common shares primarily are comprised of shares issuable under employee stock option and restricted stock plans.

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share for each of the fiscal years presented:

	2007	2006	2005
Numerators:			
Net income (loss)	$ 946,080	$(4,316,659)	$2,365,654
Denominators:			
Denominator for basic earnings (loss) per share, weighted average outstanding common shares[4]	4,896,086	4,463,838	4,143,173
Potentially dilutive common shares	109,661[1]	—[2]	305,623[3]
Denominator for diluted earnings (loss) per share	5,005,747	4,463,838	4,448,796
Earnings (loss) per share			
Basic	$ .19	$ (.97)	$ .57
Diluted	$ .19	$ (.97)	$ .53

(1) Options to purchase 70,000 shares at prices ranging from $8.11 to $8.33 per share were outstanding during the year ended April 30, 2007, but were not included in the computation of diluted earnings per share because the exercise prices of these options were greater than the average market price of the common stock for the fiscal year and would therefore have been anti-dilutive.

(2) Due to the loss reported for the year ended April 30, 2006, there are no potentially diluted shares included in the calculation as the effect would be anti-dilutive. However, had income been reported there would have been an additional 165,159 of potentially dilutive shares for that year.

(3) All options outstanding for the year ended April 30, 2005 have been included within the computation as the exercise prices for all options outstanding were less than the average market price of the common stock for that year.

(4) These amounts exclude unvested restricted stock, which was 182,200, 233,975 and 253,550 shares for the fiscal years ending April 30, 2007, 2006 and 2005, respectively.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments included in current assets and current liabilities approximate their fair value due to their short-term nature. The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to customers with similar credit ratings and remaining maturities. As of April 30, 2007 and 2006, the fair value of the notes receivable approximated the carrying value.

Reclassifications

Certain prior year information has been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. Under FIN 48, the tax effects of a position should be recognized only if it is "more likely than not" to be sustained solely on its technical merits as of the reporting date. FIN 48 also requires significant new annual disclosures in the notes to the financial statements. The effects of adjustments at adoption should be recorded directly to beginning retained earnings in the period of adoption and reported as a change in accounting principle. Retroactive application is prohibited under FIN 48. The guidance in FIN 48 is required to be applied in fiscal years beginning after December 15, 2006. As such, the Company is required to adopt FIN 48 effective May 1, 2007. The Company has completed its assessment of the impact of FIN 48 thru April 30, 2007 and does not believe that it will have a material impact.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a company's use of fair value measurements, including the effect of such measures on earnings. The Company is required to adopt this new accounting guidance at the beginning of fiscal 2009. While the Company is currently evaluating the provisions of SFAS 157, the adoption is not expected to have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 expands the use of fair value measurement by permitting entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Company is required to adopt SFAS 159 at the beginning of fiscal 2009 and is in the process of evaluating the applicability and potential impact to its financial statements.

(2) GOODWILL AND OTHER INTANGIBLE ASSETS

SFAS No. 142, "Goodwill and Other Intangible Assets," requires companies to review goodwill and intangible assets with an indefinite useful life for impairment at least annually or more frequently if indicators of impairment occur. The Company's annual tests of impairment for fiscal 2007, 2006 and 2005 have indicated no impairment of goodwill. The Company performs these evaluations annually as of May 1st of each respective year.

Intangible assets and related accumulated amortization consists of the following at April 30:

	2007	2006
Customer relationships	$ 2,314,486	$2,314,486
Purchased technology	1,286,200	1,286,200
Non-compete agreements	300,000	300,000
Trademarks	131,000	131,000
Total	$ 4,031,686	$4,031,686
Accumulated amortization	(1,790,923)	(828,751)
Acquisition intangibles, net	$ 2,240,763	$3,202,935

Total amortization expense for acquisition related intangibles was $962,172, $701,168 and $224,783 for the years ended April 30, 2007, 2006 and 2005, respectively. Amortization is computed using the straight-line method over the estimated useful lives of the intangible assets as follows:

Customer relationships	5 years
Purchased technology	3–5 years
Non-compete agreements	5 years
Trademark	5 years

Estimated amortization expense for intangible assets for each of the succeeding five fiscal years is as follows:

2008	$767,388
2009	$572,604
2010	$542,604
2011	$358,167
2012	$ —

There were no changes in the carrying amount of goodwill for the year ended April 30, 2007. The changes in the carrying amount of goodwill for the year ended April 30, 2006 are as follows:

Balance as of April 30, 2005	$ 4,886,676
Goodwill acquired during the year associated with the acquisition of the Plexis	555,017
Goodwill acquired during the year associated with the acquisition of ASIX	6,580,692
Balance as of April 30, 2006	$12,022,385

(3) LINE OF CREDIT AGREEMENT

On January 14, 2005, the Company entered into a Revolving Credit Loan Agreement (the "Credit Agreement") with Comerica Bank, which superseded and replaced the Company's previous credit agreement with the bank dated May 17, 2002. Under the Credit Agreement, Comerica Bank provided the Company with a $6 million revolving line of credit. The Company's borrowing limit was no longer limited based on the ratio of the Company's funded debt to EBITDA, as was the case under the previous credit agreement. Any principal outstanding under the Credit Agreement would bear interest at a rate equal to the bank's prime rate less 0.5%. The Credit Agreement was unsecured and scheduled to terminate on August 1, 2007, the date on which payment of any amounts owing under it were due. The Credit Agreement contained standard events of default and affirmative and negative covenants, which included the maintenance of financial ratios based on the Company's tangible net worth and debt, as well as on its current assets and liabilities.

Effective June 29, 2006, the Company amended the Credit Agreement with Comerica Bank. The amendment allowed the Company to borrow up to $10 million through April 1, 2007, after which point the amount available was reduced to $8 million. In addition, the Company's debt covenants were revised to account for its financial structure subsequent to the ASIX acquisition. As of April 30, 2007, the Company had no borrowings outstanding under this credit agreement and was in compliance with its debt covenants. The Company's current Credit Agreement terminates on August 1, 2007. The Company is currently in the process of renewing its Credit Agreement under similar terms and conditions.

(4) RENTAL COMMITMENTS

The Company leases its regional office space under noncancelable operating lease agreements with various terms through fiscal 2013. Total rent expense reflected in the accompanying consolidated statements of operations was approximately $1,130,000, $904,000 and $856,000 for fiscal 2007, 2006 and 2005, respectively. Future minimum rental payments due under these lease agreements are approximately as follows:

Fiscal Year	Amount
2008	$835,000
2009	320,000
2010	278,000
2011	201,000
2012	127,000

(5) INCOME TAXES

The provision (credit) for income taxes for the fiscal years ended April 30 consists of the following:

	2007	2006	2005
Current	$(122,485)	$(1,894,567)	$1,176,000
Deferred	573,276	(505,688)	305,000
	$ 450,791	$(2,400,255)	$1,481,000

A reconciliation of the amounts computed by applying the statutory federal income tax rate of 34% to pre-tax income (loss) and the provision (credit) for income taxes as reflected in the accompanying consolidated statements of operations for the fiscal years ended April 30 is as follows:

	2007	2006	2005
Computed tax expense (credit) using the 34% statutory rate	$475,000	$(2,284,000)	$1,308,000
Tax-exempt interest income	(22,000)	(13,000)	(13,000)
Non-deductible meals and entertainment	45,000	51,000	47,000
Federal AMT refund	(95,000)	—	—
State taxes, net of federal tax benefit	51,208	(156,000)	109,000
Other, net	(3,417)	1,745	30,000
	$450,791	$(2,400,255)	$1,481,000

The Company also receives an income tax benefit associated with the disqualifying disposition of stock under its stock option plans described in Note 6. These tax benefits are recorded in shareholders' equity as opposed to the provision for income taxes and totaled approximately $29,000, $93,000 and $102,000 in fiscal 2007, 2006 and 2005, respectively.

The tax effect and type of significant temporary differences that gave rise to the deferred tax assets (liabilities) as of April 30, 2007 and 2006 are approximately as follows:

	2007	2006
Deferred tax assets (liabilities):		
Valuation reserves not currently deductible	$ 267,000	$ 204,000
Accrued liabilities not currently deductible	619,000	1,036,000
Software development costs expensed for tax purposes	(1,074,000)	(816,000)
Deferred compensation expense	209,000	191,000
State tax net operating loss carryforwards	109,000	120,000
Other	285,412	253,688
Net deferred tax asset	$ 415,412	$ 988,688

The state tax net operating loss carryforward amounting to $109,000 at April 30, 2007 pertains to various states and expires over the next 5 to 15 years.

(6) EMPLOYEE STOCK PLANS AND STOCK BASED COMPENSATION

The Company has a number of stock plans that include restricted stock or stock options that were developed to assist the Company in attracting, rewarding, and retaining well-qualified directors, executive personnel, and other key employees. Both restricted stock and stock options are offered as additional incentives to directors, executive officers and other key personnel so that they will contribute to the long-term interests of the Company. The Compensation Committee, a sub-committee of the Board of Directors, has the authority to approve restricted stock grants as well as the vesting schedule. Shares of restricted stock granted to employees



typically vest over a three- to five-year period. The weighted average fair value of restricted stock granted in fiscal 2007, 2006 and 2005 was $6.79, $8.32 and $8.35. A summary of the restricted stock plans still in effect as of April 30, 2007 is as follows:

Manatron, Inc. Restricted Stock Plans	Shares Authorized	Shares Issued	Shares Available for Issuance
Manatron, Inc. Restricted Stock Plan of 1987	50,000	49,700	300
Manatron, Inc. 1994 Long-Term Incentive Plan[1]	50,000	47,250	—
Manatron, Inc. Restricted Stock Plan of 1998	100,000	99,400	600
Manatron, Inc. Restricted Stock Plan of 2000	100,000	95,600	4,400
Manatron, Inc. Executive Stock Plan of 2000	150,000	147,500	2,500
Manatron, Inc. Stock Option and Restricted Stock Plan of 2003[2]	100,000	94,000	6,000
Manatron, Inc. Stock Option and Restricted Stock Plan of 2004[2]	100,000	28,625	71,375
Total	650,000	562,075	85,175

(1) The Manatron, Inc. 1994 Long-Term Incentive Plan terminated on November 22, 2003, whereby no additional options or restricted stock may be issued. However, certain options outstanding may continue to be exercised until their term expires.

(2) The Manatron Inc. Stock Option and Restricted Stock Plans of 2003 and 2004 each authorized 200,000 shares to be issued as either options or restricted stock. For tracking purposes, the Company has allocated 100,000 shares each to stock options and restricted stock. However, the Company may reallocate the shares available for future issuance between options and restricted stock at its own discretion.

A summary of stock option plans still in effect as of April 30, 2007, which have been approved by the shareholders, is as follows:

Manatron, Inc. Stock Option Plans	Options Authorized	Options Exercised	Options Issued and Outstanding	Options Available for Issuance
Manatron, Inc. 1989 Stock Option Plan[1]	111,283	69,106	31,100	—
Manatron, Inc. 1994 Long-Term Incentive Plan[1]	205,180	144,250	38,000	—
Manatron, Inc. 1995 Long-Term Incentive Plan[1]	500,000	447,500	29,500	—
Manatron, Inc. Stock Incentive Plan of 1999[2]	250,000	83,400	109,400	57,200
Manatron, Inc. Executive Stock Plan of 2000	150,000	25,000	100,000	25,000
Manatron, Inc. Stock Option and Restricted Stock Plan of 2003[3]	100,000	—	90,000	10,000
Manatron, Inc. Stock Option and Restricted Stock Plan of 2004[3]	100,000	—	—	100,000
Manatron, Inc. 2006 Executive Stock Incentive Plan	600,000	—	430,000	170,000
Total	2,016,463	769,256	828,000	362,200

(1) The Manatron, Inc. 1989 Stock Option Plan, the Manatron, Inc. 1994 Long-Term Incentive Plan and the Manatron, Inc. 1995 Long-Term Incentive Plan terminated on July 19, 1999, November 22, 2003 and July 12, 2005, respectively, whereby no additional options may be issued. However, certain options outstanding may continue to be exercised until their term expires.

(2) The Manatron, Inc. Stock Incentive Plan of 1999 authorized 250,000 shares to be issued as either options or restricted stock. The Company has allocated all of these shares to options; however, the Company may reallocate the shares available for issuance to restricted stock at its own discretion.

(3) The Manatron Inc. Stock Option and Restricted Stock Plans of 2003 and 2004 each authorized 200,000 shares to be issued as either options or restricted stock. For tracking purposes, the Company allocated 100,000 shares each to options and restricted stock. However, the Company may reallocate the shares available for issuance between options and restricted stock at its own discretion.



Stock options issued by the Company must be priced at 100% or greater of the fair market value of the common stock on the grant date. For employees of the Company owning stock with more than 10% of the voting rights, the exercise price of the stock options must be at least 110% of the fair market value of the common stock on the grant date. The term of each option is determined by the Compensation Committee, not to exceed ten years from the date of grant. If a participant ceases to be employed for any reason other than death, disability or termination for cause, the Participant generally may exercise any vested options within ninety days of the termination date. The vesting schedules of stock option grants are at the discretion of the Compensation Committee, but typically range from three to five years.

The Manatron, Inc. Employee Stock Purchase Plan of 2003 (the "Purchase Plan") provides for eligible employees to authorize the Company to withhold up to 10% of their base compensation for the purchase of shares of Manatron common stock. Approximately 42, or 13%, of the Company's employees participated in the Purchase Plan during fiscal 2007. The purchase price for each share is equal to 85% of the market value of the Company's common stock on the day of the purchase. Shares are purchased on the last day of each calendar quarter. In addition, the market value of shares purchased by a participant cannot exceed $25,000 in any one year. A total of 75,000 shares were reserved for issuance under the Purchase Plan. During fiscal 2007, 2006 and 2005, employees purchased 15,082, 10,812 and 7,989 shares, respectively. The weighted average market value of shares purchased was $7.52, $6.84 and $7.55 in fiscal 2007, 2006 and 2005, respectively. As of April 30, 2007, there were 31,473 shares of Company common stock available for purchase under the Purchase Plan. During fiscal 2007, approximately $17,000 was charged to expense by the Company related to shares purchased under the Purchase Plan. Since the inception of the Company's first stock purchase plan in 1987 and through April 30, 2007, a total of 199,943 shares have been purchased under current and prior stock purchase plans by participants at prices ranging from $1.27 to $8.37 per share.

Stock Based Compensation

Effective May 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123(R), "Share-Based Payment" ("SFAS 123(R)") using the modified-prospective-transition method. Under SFAS 123(R), a public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. As a result of this adoption, the Company incurred approximately $266,000 of additional compensation expense and decreased net income by $180,162 or $0.04 per diluted share for the year ended April 30, 2007. Also, the impact of adopting SFAS 123(R) increased cash flows from operating activities by $266,000 and increased cash flows from financing activities by approximately $30,000 for the year ended April 30, 2007.

Total share-based expense recognized in the Statements of Operations for the year ended April 30, 2007 was as follows:

Restricted stock	$520,889
Stock options	249,039
Employee stock purchase plan	16,957
Total share-based compensation expense	$786,885

There were no stock options granted by the Company during fiscal 2006. The fair value of each stock option granted in fiscal 2007 and 2005 was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2005
Risk free interest rate	4.55%	3.71%
Expected life	5 years	5 years
Expected volatility	37.79%	64.76%
Expected dividend yield	—	—

Prior to the adoption of SFAS 123(R), the Company accounted for stock based compensation to employees under stock option plans using the intrinsic value method presented in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, no compensation cost was recognized with respect to options granted to employees based on their fair value at the measurement date, which is typically the grant date. Had compensation costs for these option grants been recognized in accordance with SFAS 123, "Accounting for Stock Based Compensation," the Company's net income (loss) and earnings (loss) per share would have been as follows for the fiscal years ended April 30:

	2006	2005
Net income (loss) as reported:	$(4,316,659)	$2,365,654
Compensation expense, net of tax–fair value method	(49,700)	(726,932)
Pro forma net income (loss)	$(4,366,359)	$1,638,722
Basic earnings (loss) per share:		
As reported	$ (.97)	$ .57
Pro forma	$ (.98)	$ .40
Diluted earnings (loss) per share:		
As reported	$ (.97)	$ .53
Pro forma	$ (.98)	$ .37

Restricted Stock Awards

Activity under the Company's Restricted Stock Plan for the year ended April 30, 2007 was as follows:

	Shares	Weighted Average Grant Date Fair Value
Unvested balance at May 1, 2006	233,975	$ 7.84
Granted	17,300	6.79
Vested	(69,075)	(7.60)
Unvested balance at April 30, 2007	182,200	$ 7.83

As of April 30, 2007, there was $991,706 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under restricted stock award plans. That cost is expected to be recognized over a weighted average period of 2.6 years. The total fair value of shares vested during the year ended April 30, 2007 was $484,000.

A summary of the status of all the Company's stock option plans still in effect at April 30, 2007, 2006 and 2005 including changes during the years then ended is presented in the table below.

	2007			2006			2005		
	Shares	Weighted Average Exercise Price	Exercise Prices	Shares	Weighted Average Exercise Price	Exercise Prices	Shares	Weighted Average Exercise Price	Exercise Prices
Outstanding at beginning of year	443,200	$5.89	$1.56–$8.33	594,900	$5.13	$1.56–$8.33	676,850	$4.74	$1.56–$8.11
Granted	430,000	$6.86	$6.86	—	—	—	45,000	$8.33	$8.33
Exercised	32,200	$2.37	$1.56–$4.62	(148,100)	$2.98	$1.62–$6.75	(122,350)	$4.12	$1.62–$7.00
Forfeited	13,000	$6.47	$4.63–$6.81	(600)	$4.62	$4.62	(2,600)	$6.11	$3.99–$6.75
Expired	—	—	—	(3,000)	$1.62	$1.62	(2,000)	$4.09	$3.00–$5.19
Outstanding at end of year	828,000	$6.54	$1.81–$8.33	443,200	$5.89	$1.56–$8.33	594,900	$5.13	$1.56–$8.33
Exercisable at end of year	462,500	$6.29	$1.81–$8.33	443,200	$5.89	$1.56–$8.33	586,004	$5.22	—
Aggregate intrinsic value[1]	$2,161,461								
Weighted average of fair value of options granted during the fiscal year	$ 2.78				NA			$4.78	—

(1) The aggregate intrinsic value of options outstanding is calculated as the difference between the exercise price of the underlying options and the market price of the Company's common stock for options that were in-the-money as of that date. Options that were not in-the-money as of that date, and therefore have a negative intrinsic value, have been excluded from this figure. The total intrinsic value of options exercised during the year ended April 30, 2007 was $162,000.

A summary of the required information for options outstanding and exercisable under the Company's stock option plans at April 30, 2007 at various price ranges is as follows:

	Outstanding and Exercisable Options		
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
$1.56-$4.00	50,000	3.62	$3.06
$4.01-$5.25	57,100	4.04	$4.36
$5.26-$6.75	169,900	3.18	$6.50
$6.76-$6.99	449,000	9.12	$6.86
$7.00-$8.33	102,000	6.31	$7.91

(7) EMPLOYEE BENEFIT PLANS

The Company's retirement plan consists of an Employee Stock Ownership Plan ("ESOP"), profit sharing, and 401(k) plan covering substantially all of its employees. Company contributions to the profit sharing plan, which are subject to the discretion of the Board of Directors, were essentially discontinued when the ESOP component of the retirement plan was added in 1995. Accordingly, no profit sharing contributions were approved for the years ended April 30, 2007, 2006 and 2005.

The Board of Directors has not approved a contribution to the ESOP plan for the years ended April 30, 2007, 2006 or 2005. As of December 31, 2006, there were 117,476 shares of the Company's stock held within the ESOP Plan. The Company intends to discontinue future contributions to the ESOP and focus on improving its 401(k) employer match.

The Company's 401(k) plan allows eligible employees to contribute to the plan on a pre-tax basis, subject to certain IRS limitations. This money is deposited into a trust in which the employee has a number of investment alternatives. The Company provides a matching contribution equal to 25% of employee contributions not to exceed 1.25% of an employee's gross pay in a calendar year. Company matching contributions charged to expense for the fiscal years ended April 30, 2007, 2006 and 2005, were approximately $220,000, $186,000 and $157,000, respectively.

The Company is self-insured for all employees' medical expenses incurred to a level of $75,000 per individual per year. Employees' medical expenses incurred beyond the $75,000 level are insured under a stop-loss coverage insurance plan. The Company does not provide health care or other post-employment benefits to retired employees.

Effective January 1, 2002, the Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") for certain executive officers and employees of the Company. Under this nonqualified Plan, the Company is obligated to contribute 5% of a participant's annual cash compensation to a Rabbi trust on behalf of the participants for a period of ten years. One-third of the contribution will become vested immediately when granted, the remaining two-thirds of the contribution will vest in equal increments over the next two years, on the first and second anniversaries of the grant date. Participants may also elect to make pre-tax contributions to the trust. Payments will begin on January 1st following the later of (i) a participant's termination of employment; or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2007, 2006 and 2005 was approximately $55,000, $55,000 and $47,000, respectively.

(8) SHAREHOLDER RIGHTS PLAN

On March 11, 1997, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") on each outstanding share of common stock of the Company. Each Right will, under certain circumstances, entitle the holder to buy one one-hundredth (1/100) of a share of Series A preferred stock, no par value ("Preferred Stock"), at an exercise price of $20 per share, subject to adjustment. Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $1 per share and will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of common stock. In the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $10 per share and will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each share of Preferred Stock will have 100 votes, voting together with the common stock.

The Rights will be exercisable and transferable separately from the common stock only if a person or group who does not hold 15% or more of Manatron's outstanding common stock as of June 16, 1997, subsequently acquires 15% or more of Manatron's outstanding common stock or if a holder of 15% or more of Manatron's outstanding common stock as of June 16, 1997, subsequently acquires 20% or more of Manatron's outstanding common stock or if any person or group commences or announces an intention to commence a tender or exchange offer the consummation of which would give such person or group beneficial ownership of 30% or more of Manatron's outstanding common stock.

Additionally, if the Company subsequently engages in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the outstanding shares of the Company's common stock are changed or exchanged, or if 50% or more of the Company's assets or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, in the event that, anytime following exercise of the Rights, an Acquiring Person (as defined in the Rights Agreement between the Company and Registrar and Transfer Company (the "Rights Agreement")) were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, or were to acquire 30% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock deemed fair by the Company's Board of Directors as provided in the Rights Agreement), each Right not owned by such Acquiring Person (whose Rights would thereafter be void) would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the then exercise price of the Right. Prior to a person becoming an acquiring person, the Rights may be redeemed at a redemption price of $0.01 per Right, subject to adjustment. The Rights are subject to amendment by the Board and will expire on June 15, 2007. As of April 30, 2007, no rights have become exercisable.

Effective June 15, 2007, the Company's Board of Directors approved a new Shareholder Rights Plan with similar terms and conditions as the expiring plan, with the exception that the exercise price of the Rights was increased to $40, each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $4 per share and in the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $80 per share. Additionally, the percentages associated with the Rights being exercisable have been increased from 15% to 20% and the term of the plan was reduced from ten to five years.

(9) SALE OF PRODUCT LINE

Effective May 31, 2004, the Company sold substantially all of the assets and transferred certain liabilities associated with its Judicial product line to MAXIMUS, Inc. for approximately $2.3 million. Software license fees, professional services and recurring support revenues from the Company's Judicial product line represented approximately 4% of the Company's total revenue. This divestiture included all of the Company's Gavel and WRITS products, including case management, court accounting, prosecution management, probation tracking, jury management, child support and related judicial software. The Company received $1.8 million in cash and MAXIMUS, Inc. assumed the liabilities for approximately $500,000 relating to the existing software support contracts on May 31, 2004. This sale resulted in a gain of $2,237,157 that was recognized in the three month period ended July 31, 2004 and is also included in the accompanying consolidated statement of operations for the fiscal year ended April 30, 2005.

(10) ACQUISITIONS

Effective February 1, 2006, the Company acquired ASIX Inc. ("ASIX"). The purchase price for ASIX was approximately $11 million consisting of $4.2 million in cash, 436,500 shares of Manatron common stock and $3.8 million in promissory notes bearing interest at 5% with $2.2 million, $1.2 million, $200,000 and $200,000 due on February 1, 2007, 2008, 2009 and 2010, respectively. The stock purchase agreement also contains an earn out provision of up to $1 million if certain revenue thresholds are met in the California market during the six years following the acquisition, which will be recorded as additional goodwill if paid.

The excess of the purchase price over the net book value of assets acquired of $8.6 million was allocated to goodwill and intangible assets. Specifically, $1,224,000 was allocated to customer relationships, $683,000 was allocated to purchased technology and $131,000 to trademarks, all of which will be amortized over a five-year period. The remaining $6.6 million has been allocated to goodwill.

Founded in 1991, ASIX designed, developed and marketed Ascend™, a comprehensive client/server-based assessment administration and property tax billing and collection system that was installed in 16 counties in Colorado, Illinois, Minnesota, Missouri, Nevada, Oregon and Washington at its time of acquisition. ASIX also provided professional services including installation, training, project management, data conversions and ongoing support in connection with sales of its property tax software.

For the year ended December 31, 2005, ASIX generated audited revenues of $7.4 million and pre-tax income of approximately $1.3 million.

This acquisition was accounted for under the purchase method of accounting. The operating results of ASIX are included in the Company's results of operations from the date of acquisition. The following unaudited pro forma consolidated results of operations for the years ended April 30, 2006 and 2005 assumes the acquisition of ASIX occurred as of the beginning of each respective year.

	Year Ended April 30, 2005	Year Ended April 30, 2006
Revenue	$46,447,160	$41,833,447
Net income (loss)	1,998,829	(3,622,500)
Earnings (loss) per share:		
Basic	.44	(.81)
Diluted	.41	(.81)
Weighted average shares outstanding:		
Basic	4,589,273	4,463,838
Diluted	4,894,896	4,463,838

The pro forma results above include certain adjustments to give effect to amortization of intangible assets and certain other adjustments and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been completed as of the beginning of the period presented, nor are they necessarily indicative of future operating results.

The purchase price was allocated to the assets acquired and liabilities assumed according to estimated fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for ASIX at the acquisition date.

Cash and investments	$ 3,279,509
Other current assets	1,193,837
Property, plant and equipment	43,000
Intangible assets	2,038,000
Goodwill	6,580,690
Current liabilities	(2,181,122)
Total purchase price	$10,953,914

The total value of goodwill will be deductible for tax purposes over a 15 year period.

Effective November 1, 2005, the Company acquired substantially all of the assets of the Plexis Group, LLC ("Plexis") and assumed the support and maintenance obligations of its software contracts for approximately $1 million. The cash outlay for this transaction included an initial payment of $600,000 which was paid on November 1, 2005 and two additional payments of $200,000 which were originally due on November 1, 2006 and 2007, respectively, but were paid early during the first quarter of fiscal 2007. The excess of the purchase price over the net book value of assets acquired of $1,080,000 was allocated to intangible assets. Specifically, $525,000 was allocated to customer relationships, which will be amortized over a five-year period. The remaining $555,000 was allocated to goodwill.

Formed in 2000 as a subsidiary of Beam, Longest & Neff, LLC, a 50-year-old engineering company, Plexis was an Indiana-based company that had longstanding relationships with 20 Indiana counties, 13 of whom were current Computer Assisted Mass Appraisal (CAMA) software clients as of the acquisition date. Plexis also provided property tax and Geographic Information Systems (GIS) software and related services.

Historical annual revenues from the client base acquired ranged from $1.5 million to $1.8 million, of which $550,000 was recurring from ongoing software support and map hosting contracts.

This acquisition was accounted for under the purchase method of accounting. The operating results of Plexis are included in the Company's results of operations from the date of acquisition. The acquisition of Plexis was not significant to the Company's operating results, and thus pro forma results are not presented.



Effective November 1, 2004, the Company acquired substantially all of the assets of VisiCraft Systems, Inc. and assumed the support and maintenance obligations of its software contracts for approximately $1.2 million. In addition, the Company entered into five-year non-compete agreements with the three prior owners totaling $300,000. The total cash outlay for this transaction was $300,000 per year for five years. While the Company was not required to pay interest on these amounts, it has been imputing interest at 5% annually. The present value of the remaining payments are reflected as a current and long-term note payable in the accompanying consolidated balance sheets. The excess of the purchase price over the net book value of assets acquired of $1,168,686 was allocated to other intangible assets, specifically customer relationships and purchased technology.

Founded in 1999, VisiCraft had contracts for its Windows-based VCS Property Tax Collection System with 23 counties and three cities in Georgia as of the acquisition date. During this time, VisiCraft built a wealth of experience related to property tax design, development, implementation and support. All five of VisiCraft's employees remained with the Company following the acquisition.

This acquisition was accounted for under the purchase method of accounting. In addition to the non-compete agreements noted above, the Company recorded an additional $1.1 million of intangible assets associated with this acquisition related to customer lists and purchased technology. These assets are being amortized over a three-year period. The operating results of VisiCraft are included in the Company's results of operations from the date of acquisition. The acquisition of VisiCraft was not significant to the Company's operating results, and thus pro forma results are not presented.

The Company has executed several seller financed notes payable in connection with its recent acquisitions of VisiCraft and ASIX with the following maturities:

	Fiscal 2008	Fiscal 2009	Fiscal 2010
VisiCraft Systems, Inc.	$ 300,000	$253,193	$ —
ASIX Inc.	1,200,000	200,000	200,000
Total	$1,500,000	$453,193	$200,000

(11) RESTRUCTURING CHARGE

In response to the Company's unsatisfactory financial results for fiscal 2006, effective April 26, 2006, the Company made strategic workforce reductions. As a result of the reductions, 62 positions were eliminated. In connection with the reorganization, the Company incurred charges which were primarily associated with employee severance costs and related fringe benefits of approximately $532,000 before income taxes, all of which was accrued as of April 30, 2006. The Company fulfilled all severance related obligations during fiscal 2007. As such there is no remaining accrual at April 30, 2007.



(12) CONTINGENT LIABILITIES AND GUARANTEES

The Company is periodically a party, both as plaintiff and defendant, to lawsuits and claims arising out of the normal course of business. If necessary, the Company records reserves for losses that are deemed to be probable and that are subject to reasonable estimates. The Company does not currently anticipate material losses as a result of these proceedings beyond amounts already provided for in the accompanying financial statements.

The Company provides its customers with a one-year warranty on its internally developed application software; however, warranty expenses are not and have not been significant.

The Company is periodically required to obtain bid and performance bonds to provide certain assurances to current and prospective customers regarding its ability to fulfill contractual obligations. The Company has agreed to indemnify the surety for any and all claims made against the bonds. Historically, the Company has not had any claims for indemnity from its surety. As of April 30, 2007, the Company had approximately $34.0 million in outstanding performance bonds which are anticipated to expire within the next 33 months.

The Company utilizes subcontractors at times to help complete contractual obligations; however, the Company is still ultimately responsible for the performance of the subcontractors.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manatron, Inc.
and Subsidiary

We have audited the accompanying consolidated balance sheets of Manatron, Inc. and subsidiary as of April 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manatron, Inc. and subsidiary at April 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, in fiscal year 2007, Manatron, Inc. and subsidiary changed its method of accounting for share-based payments in connection with the required adoption of Statement of Financial Accounting Standards No. 123(R).

Ernst + Young LLP

June 27, 2007